Filed pursuant to Rule 433

Evolution of Commodity Investing Registration Statement No. 333-180300-03 March 17, 2014

Beta commodity indices give the investor exposure to the broad commodity markets by investing in a diversified basket of commodities based on allocation metrics.

1st Generation Beta

1993 1998

S&P GSCI DJ-UBS

Diversified basket Diversified basket of 221 based on world commodities based on production economic significance and Basket of 241 market liquidity commodities, though Broader diversification heavily concentrated in across sectors than the Energy S&P GSCI

2014 Target Sector Weights

ENERGY BASE METALS PRECIOUS METALS AGRICULTURE LIVESTOCK

2nd Generation Beta 2009

CSCB

Diversified basket of 341 commodities Index methodology including additional futures exposure and extended roll period Utilizes both world production and global exchange market liquidity

Dynamic Beta 2012

CS Commodity Backwardation Total Return Index

Dynamic exposure, adjusted each month 8 commodities futures indices selected out of 24 Exposure based on the curve of the individual commodity forward curves

Target commodity weights for the S&P GSCI and DJUBS index pie charts can be found in the S&P GSCI and DJUBS handbooks, respectively. Produced by: Credit Suisse Commodities 1. The number of commodities in each index is as of the 2014 annual rebalance. Slide 1

Divergence in Performance of Individual Commodities

2013 Commodity Returns
31 Dec 2012 to 31 Dec 2013
(S&P GSCI single commodity excess return indices, unless otherwise stated)

The above table reflects the historical performance of the S&P GSCI single commodity excess return indices, S&P GSCI Index, and DJ-UBS Index from December 31, 2012 through December 31, 2013. Historical performance is not indicative of future performance. The above table does not reflect any performance of any product linked to the indices or include the investor fees associated with any product linked to the indices, which will reduce the amount of the return of such product.

Produced by: Credit Suisse Commodities
Slide 2

Evolution of Commodity Investing

Beta commodity indices give the investor exposure to the broad commodity markets by investing in a diversified basket of commodities based on allocation metrics.

1st Generation Beta

1993 1998

S&P GSCI DJ-UBS

Diversified basket Diversified Basket of 221 based on world commodities based on production economic significance and Basket of 241 market liquidity commodities, though Broader diversification heavily concentrated in across sectors than the Energy S&P GSCI

2014 Target Sector Weights

ENERGY BASE METALS PRECIOUS METALS AGRICULTURE LIVESTOCK

2nd Generation Beta 2009

CSCB

Diversified basket of 341 commodities Index methodology including additional futures exposure and extended roll period Utilizes both world production and global exchange market liquidity

Dynamic Beta 2012

CS Commodity Backwardation Total Return Index

Dynamic exposure, adjusted each month 8 commodities futures indices selected out of 24 Exposure based on the curve of the individual commodity forward curves

Target commodity weights for the S&P GSCI and DJUBS index pie charts can be found in the S&P GSCI and DJUBS handbooks, respectively. Produced by: Credit Suisse Commodities 1. The number of commodities in each index is as of the 2014 annual rebalance. Slide 3

Interpreting the Commodity Futures Curve

Contango

(Forward prices higher than nearby prices)

Backwardation

(Forward prices lower than nearby prices)

Theoretically, in a “normal” market, prices further out on the term structure are higher than nearby prices (referred to as “contango”) due to costs related to:

Storage

Insurance

Financing

Market participants sometimes view backwardation as a signal that the underlying market for that commodity is “tight,” meaning in short supply and experiencing buying pressure for nearby deliveries:

When a commodity becomes scarce in the physical market, consumers in need of the commodity bid up its price.

This behavior forces the front of the futures curve up, potentially bringing the term structure into backwardation.

The prices of commodities in physically tighter markets, i.e. backwardation, historically tended to outperform those in less physically tight markets.

Produced by: Credit Suisse Commodities

Slide 4

4-Step Model to Identify the Monthly Portfolio

Step 1

Calculate the degree of backwardation/contango (the “basis”) for each commodity included in the universe

Step 2

     Rank the commodities by basis

Step 3

     Select the 8 most backwardated (or least contangoed) commodities, subject to a maximum number of components per sector (“sector caps”)

The Index provides exposure to CSCB 4x6F single commodity indices, which track the commodity contracts falling four to six months out on the futures curve. The indices apply the features customary to the CSCB index family such as an extended roll period and multiple contracts, providing enhanced performance opportunities.

Step 4

     Invest in the corresponding CSCB 4x6F single commodity indices in equal weights

Produced by: Credit Suisse Commodities

Slide 5

CS Commodity Backwardation Total Return Index - Methodology

STEP 1: Calculate the level of backwardation / contango (the “basis”) for each of the 24 commodities defined below

The basis is measured between the front month point and the contract designated as the 6 month point on the curve (reflecting liquidity considerations)

Energy

NYMEX WTI Crude Oil ICE Brent Crude Oil NYMEX Heating Oil ICE Gasoil NYMEX RBOB Gasoline NYMEX Natural Gas

Industrial Metals

LME Copper Grade A LME Zinc High Grade LME Aluminum Primary LME Nickel Primary LME Lead Standard

Precious Metals

Comex Gold Comex Silver

Agriculture

CBOT SRW Wheat KCBOT HRW Wheat CBOT Corn CBOT Soybeans ICE Sugar #11 ICE Cocoa ICE Coffee "C" Arabica ICE Cotton

Livestock

CME Live Cattle CME Feeder Cattle CME Lean Hogs

Produced by: Credit Suisse Commodities
Slide 6

CS Commodity Backwardation Total Return Index - Methodology

- **STEP 2:** Rank the commodities by basis
- **STEP 3:** Select the 8 most backwardated (or least contagoed) commodities, subject to a maximum number of components per sector ("sector caps"), as illustrated

Steps 2 and 3 Hypothetical Illustrated Example

Component
NYMEX WTI Crude Oil
LME Copper Grade A
CBOT Corn
CBOT Soybeans
ICE Sugar #11
LME Nickel Primary
Comex Silver
NYMEX Heating Oil
NYMEX Natural Gas
ICE Cocoa
ICE Coffee 'C' Arabica
LME Zinc High Grade
LME Lead Standard
ICE Cotton
CME Lean Hogs
ICE Brent Crude Oil
CBOT SRW Wheat
ICE Gasoil
CME Live Cattle
LME Aluminum Primary
Comex Gold
NYMEX RBOB Gasoline
KCBOT HRW Wheat
CME Feeder Cattle

8 most backwardated (or least contangoed) commodities, subject to sector caps

Sector	Sector Cap
Energy	6
Industrial Metals	5
Precious Metals	2
Agriculture	3
Livestock	1

CREDIT SUISSE

Produced by: **Credit Suisse Commodities**
Slide 7

CS Commodity Backwardation Total Return Index - Methodology

➢ **STEP 4:** Allocate to the corresponding CSCB 4x6F single commodity indices in equal weights.

Step 4 Hypothetical Illustrated Example

Index Component	Weight	CSCB 4x6 Single Commodity Index
NYMEX WTI Light Crude Oil	12.50%	CSCB 4x6 Crude Oil ER Index
LME Copper Grade A	12.50%	CSCB 4x6 Copper High Grade ER Index
CBOT Corn	12.50%	CSCB 4x6 Corn ER Index
CBOT Soybeans	12.50%	CSCB 4x6 Soybean ER Index
ICE Sugar #11	12.50%	CSCB 4x6 Sugar ER Index
LME Nickel Primary	12.50%	CSCB 4x6 Nickel Primary ER Index
Comex Silver	12.50%	CSCB 4x6 Silver ER Index
NYMEX Heating Oil	12.50%	CSCB 4x6 Heating Oil ER Index

CREDIT SUISSE

Produced by: **Credit Suisse Commodities**
Slide 8

CS Commodity Backwardation Total Return Index – Historical Performance

Analysis (February 21, 2012 to CS Backwardation S&P GSCI Dow Jones-UBS Commodity January 31, 2014) TR Index TR Index TR Index Annualised Returns -2.76% -5.20% -7.74% Volatility 11.79% 14.57% 11.94% Sharpe Ratio -0.23 -0.36 -0.65 Max Drawdown -15.97% -21.56% -19.68% Best Month 7.73% 6.36% 6.46% Worst Month -9.65% -12.98% -9.14%

The above graph sets forth the historical performance of the indices from February 21, 2012, the Index inception date, to January 31, 2014. Historical performance is not indicative of future performance. The above graph does not reflect any performance of any product linked to the indices or include the investor fees associated with any product linked to the indices, which will reduce the amount of the return of such product.

Source: Bloomberg, Credit Suisse

Produced by: Credit Suisse Commodities

Slide 9

CSCR Exchange Traded Notes

ETN Ticker: CSCR Indicative value ticker: CSCR.IV Bloomberg index ticker: CSCUBKTR

CUSIP / ISIN: 22542D456 / US22542D4566 Primary exchange1: NYSE Arca ETN annual investor fee2: 0.85% ETN inception date: June 11, 2013

Underlying index: Credit Suisse Commodity Backwardation Total Return Index

1 Credit Suisse has no obligation to maintain any listing on the NYSE Arca or any other exchange and Credit Suisse may delist the ETNs at any time.

2 Because of daily compounding, the annualized investor fee may exceed the percentage set forth above.

For more information, please contact us: Phone: 212-538-7333

Email: ETN.Desk@credit-suisse.com
Website: www.credit-suisse.com/etn

Produced by: Credit Suisse Commodities
Slide 10

Selected Investment Considerations – 1 of 4

No minimum redemption or repurchase amount. The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the indices. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.

No interest payments. You will not receive any periodic interest payments on the ETNs.

Credit risk of Credit Suisse. Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

Strategy risk. There is no assurance that the strategy on which the Index is based will be successful or that the application of the Index methodology will succeed in its objectives.

Concentration risk. The return on the ETNs is linked to the performance of the Index, which reflects a long-only commodity index exposure to eight single-commodity sub-indices selected from time to time according to the Index methodology. Your investment reflects a concentrated exposure to a single asset class and, therefore, could experience greater volatility than a more diversified investment.

Produced by: Credit Suisse Commodities
Slide 11

Selected Investment Considerations – 2 of 4

Volatility risk. Commodity prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the Index. They are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but may be subject to rapid fluctuations based on numerous factors. Unfavorable price movements of commodities futures contracts may cause negative performance of the Index and loss of your investment.

No exposure to spot prices of commodities. The Index tracks prices of futures contracts with expiration dates four to six months in the future. The Index does not provide exposure to spot prices of commodities, and the performance of the Index will differ from indices that track front-month futures contracts or spot prices of commodities.

No rights in the referenced futures contracts or any underlying commodities. The Index replicates notional positions in commodities futures contracts. As an owner of the ETNs, you will not have rights that holders of the commodities futures contracts or the underlying commodities may have, and you will have no right to receive delivery of any components of the Index.

Potential limited trading market for the ETNs. We have listed the ETNs on NYSE Arca under the ticker symbol “CSCR”. We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time. A trading market for the ETNs may not develop.

Produced by: Credit Suisse Commodities
Slide 12

Selected Investment Considerations – 3 of 4

Indicative value vs. closing price or trading price of the ETNs. The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs. Paying a premium purchase price over the indicative value of the ETNs could lead to significant losses if you sell such ETNs at a time when such premium is no longer present or such ETNs are accelerated (including at our option).

Potential Conflicts. Credit Suisse and its affiliates play a variety of roles in connection with the issuance of the ETNs, including acting as Calculation Agent and Index Sponsor and hedging its obligations under the ETNs. In performing those roles, the economic interests of Credit Suisse and its affiliates are potentially adverse to the interests of investors in the ETNs.

Many factors affecting the value of the ETNs. Many economic and market factors will affect the value of the ETNs on any day, each of which may either offset or magnify each other.

Investment and tax risk. The information contained in this presentation does not provide personal investment or tax advice. Potential investors should consult their accounting, tax, legal and regulatory advisors regarding such matters as they may apply to their particular circumstances.

Produced by: Credit Suisse Commodities
Slide 13

Selected Investment Considerations – 4 of 4

These risks are not exhaustive. An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109213005273/e54087_424b2.htm You may access the prospective supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Produced by: Credit Suisse Commodities
Slide 14